SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant             |_|

Filed by a party other than the Registrant    |X|

         Check the appropriate box:

|_|      Preliminary Proxy Statement

|_|      Confidential, for Use of the Commission Only
           (as permitted by Rule 14a-6(e)(2))

|_|      Definitive Proxy Statement

|X|      Definitive Additional Materials

|_|      Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                          NOONEY INCOME FUND LTD., L.P.

                (Name of Registrant as Specified in Its Charter)

                                 BOND G.P., LLC

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

|X|     No fee required

|_|     Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.



         (1)    Title of each class of securities to which transaction applies:

         (2)    Aggregate number of securities to which transactions applies:

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

         (4)      Proposed maximum aggregate value of transaction:

         (5)      Total Fee paid:

|_|      Fee paid previously with preliminary materials

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)      Amount previously paid:

         (2)      Form, Schedule or Registration Statement No.:

         (3)      Filing party:

         (4)      Date filed:

                                 AMENDMENT NO. 1
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                          NOONEY INCOME FUND LTD., L.P.
                                       by
                                 BOND G.P., LLC
                               September 15, 1999

         Bond G.P., LLC, a Missouri limited liability company ("Bond"), hereby amends its Solicitation of Consents dated August 4, 1999 (the "Solicitation"), by which Bond is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Nooney Income Fund Ltd., L.P., a Missouri limited partnership (the "Partnership"), to remove the current general partners and to elect Bond as the new general partner of the Partnership, and to approve the marketing of the Partnership assets.

         The solicitation of Consents is hereby extended to 11:59 p.m. Central Standard Time on the earlier to occur of the following dates (the "Expiration Date"): (i) November 30, 1999 or such later date to which Bond determines to extend the solicitation, and (ii) the date the required Consents are received. Bond reserves the right to extend this solicitation of Consents on a daily basis or for such period or periods as it may determine in its sole discretion from time to time. Any such extension will be followed as promptly s practicable by notice thereof by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to Bond will remain effective, unless validly revoked prior to the Expiration Date.

         The Consents are solicited upon the terms and subject to the conditions of the original Solicitation of Consents dated August 4, 1999, as amended hereby, and the accompanying form of Consent. This Amendment No. 1 and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about September 20, 1999.

        CONSENTS SHOULD BE DELIVERED TO BOND AND NOT TO THE PARTNERSHIP.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                  THIS SOLICITATION OF CONSENTS EXPIRES NO
                  LATER THAN 11:50 P.M. CENTRAL STANDARD
                  TIME ON NOVEMBER 30, 1999, UNLESS
                  EXTENDED.

                                (Form of Consent)

                          Nooney Income Fund Ltd., L.P.
               a Missouri Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

            This Consent is Solicited on Behalf of Bond G.P., L.L.C.

        The undersigned has received the Consent Solicitation Statement dated August 4, 1999, as amended September 15 ("Consent Solicitation Statement") by Bond G.P., L.L.C., a Missouri limited liability company ("Bond G.P."), seeking the approval by written consent of the following proposals:

        (1)  the  removal  of  the  current  general  partners,  Nooney   Income
Investments, Inc. a Missouri corporation and John J. Nooney as special general partner;

        (2) the election of Bond G.P. as the new general partner of the Partnership (which is conditioned on the approval of proposal 1 above); and

        (3)  the approval to market the Partnership properties.

        Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Bond G.P., acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; and hereby votes all Units of interest in the capital of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

Proposal                                     FOR         AGAINST        ABSTAIN


1.       Removal of General Partners
         and Special General Partner         [ ]           [ ]            [ ]

2.       Election of New
         General Partner, Bond G.P., L.L.C.  [ ]           [ ]            [ ]

3.       Marketing of Partnership Assets     [ ]           [ ]            [ ]



Dated: ____________________, 1999
(Important - please fill in)
                                                       ------------------------
                                                              Signature

                                                       ------------------------
                                                              Signature

                                                       ------------------------
                                                           Telephone Number


(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

THIS CONSENT IS SOLICITED BY BOND G.P., L.L.C. LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNLESS DULY REVOKED.



                          NOONEY INCOME FUND LTD, L.P.
               a Missouri Limited Partnership (the "Partnership")


                           CONSENT OF LIMITED PARTNER

         Deliveries of Consents, properly completed and duly executed, should be made to Bond G.P. at the address set forth below. A prepaid, return envelope is included herewith.

         Questions and requests for assistance about procedures for consenting or other matters relating to this Solicitation may be directed to Bond G.P. at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Bond G.P. as set forth below.















                                Bond G.P., L.L.C.
                             1100 Main - Suite 2100
                           Kansas City, Missouri 64105

                                 (816) 421-4670